Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

November 27, 2024	Client-Matter: 71488-031

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Becky Chow, Stephen Krikorian, Kathleen Krebs, Larry Spirgel

Re:	Lytus Technologies Holdings PTV. Ltd. Amendment No. 2 to Registration Statement on Form F-1 Filed October 28, 2024 File No. 333-280797

Dear Becky Chow, Stephen Krikorian, Kathleen Krebs, and Larry Spirgel:

On behalf of our client, Lytus Technologies Holdings PTV. Ltd. (the “Company”), we hereby file Amendment No. 3 to the Company’s Registration Statement on Form F-1 (the “Amendment No. 3”). Amendment No. 3 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated November 14, 2024 (the “Staff’s Letter”) relating to the Company’s Amendment No. 2 to Registration Statement on Form F-1 as submitted with the Commission on October 28, 2024. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 3.

Amendment No. 2 to Form F-1
Prospectus Summary

Equity Line of Credit, page 3

1.	We note that the Market Price under the equity line is the lowest VWAP in the four days after the shares are deposited into Mast Hill’s brokerage account. Disclose whether Mast Hill may sell shares received as a put under the equity line before the Market Price is determined for that put. If so, discuss the risk that the investor’s sale of put shares prior to pricing may depress the trading price of the company’s shares and lead to Mast Hill paying less for those shares.

Response: In response to the Staff’s comment, the risk relating to Mast Hill’s sale of put shares prior to pricing has been added on the cover page and on pages 3, 9 and 40.

Plan of Distribution, page 33

2.	Please disclose on the prospectus cover page that R. F. Lafferty & Co., Inc. will earn a cash fee of 4% of any cash draws under the equity line. In addition, clarify here and on the prospectus cover page that the company will pay the fee by having the fee amount deducted from the amount Mast Hill will pay to the company for each put of shares.

Response: In response to the Staff’s comment, a disclosure regarding the cash fee and how the Company will pay the fee has been added on the cover page and on page 35.

Re: Lytus Technologies Holdings PTV. Ltd.
November 27, 2024

Description of Business, page 65

3.	Please provide a description of the material effects of government regulations on the company’s business, identifying the regulatory body.

Response: In response to the Staff’s comment, a disclosure regarding government regulations has been added on pages 71-80.

Key Market Trends, page 70

4.	Please disclose the material terms and conditions you are required to follow under the Internet Service Provider license guidelines and the terms of your particular Internet Service Provider license. Disclose who holds the license, the date the license agreement was entered into and when you must provide the required services under the license agreement.

Response: In response to the Staff’s comment, a disclosure regarding the Internet Service Provider License has been added on pages 70-71.

Employees, page 71

5.	You provide disclosure about the company’s employees on pages 71 and 80. Please combine this disclosure. In addition, provide employee disclosure for your consolidated entity, Sri Sai Cable and Broadband Private Limited.

Response: In response to the Staff’s comment, the disclosure has been revised to provide for the updated employee disclosure for the consolidated entity on page 80.

Executive Compensation, page 74

6.	We note your response to prior comment 17 as well as your disclosure that it is expected that the independent compensation committee shall conduct its meeting for review of the compensation of Messrs. Pandya and Shah on or prior to August 10, 2024. Please update this disclosure. In addition, disclose whether the compensation committee can approve compensation at any time for years other than the most recently completed fiscal year.

Response: In response to the Staff’s comment, the compensation committee conducted its meeting on September 30, 2024 and decided to determine compensation of Messrs. Pandya and Shah for the most recently completed fiscal year by April 15, 2025. Accordingly, this disclosure has been revised on page 83.

Consolidated Statements of Financial Position, page F-3

7.	We note your response to prior comment 18. When the “Commitments and contingencies” caption is included on the face of the balance sheet, the amount should be left blank instead and direct readers to the notes to the financial statements for disclosures. As such, please remove the amount and leave it blank since that amount is not recognized in your accounts. Refer to IAS 37. The Form 20-F instructions that you reference require a discussion in your footnote disclosures.

Response: In response to the Staff’s comment, the table has been revised to remove the amounts on page F-3.

Re: Lytus Technologies Holdings PTV. Ltd.
November 27, 2024

Notes to Consolidated Financial Statements

Note 3A - Other income, page F-24

8.	We note your response to prior comment 19. However, we note you presented other income as part of your total revenue on page 53 and 57. In this regard, the table on page 53 has a header labeled as “type of services” while those income items are not service revenues. Also, the table on top of page 53 and on page 57 includes the other income amounts in the total revenue line item. Please revise to separately identify these amounts as other income. Lastly, your Consolidated Statements of Profit and Loss includes other income under the Revenue caption. Please revise to remove the top Revenues “header” or alternatively change that header and the total to clearly describe the amounts as “Revenues and other income.” Please revise accordingly.

Response: In response to the Staff’s comment, the tables and disclosures on pages 53, 57, 58, and F-4 have been revised.

Note 7 - Other Current Financial Assets, page F-31

9.	Please describe the nature of the amounts presented as “Advances for network acquisition.” That is, please describe the network that is being acquired.

Response: In response to the Staff’s comment, the amounts presented as “Advances for network acquisition” refer to upfront payments made to acquire subscriber networks, including subsequent tranches of additional networks. This process typically involves securing access to a base of existing or potential subscribers from another network provider or entity. The goal of acquiring such networks is to enhance the company’s subscriber base, drive revenue growth, expand market reach, and reduce competition within specific territories. These advances form part of the company’s strategic initiatives to strengthen its customer portfolio and establish a more prominent position in the industry.

Note 10B - Other Non-Current Assets, page F-33

10.	Please describe the nature of amounts included in “Capital advances for property, plant and equipment.” Tell us why the amounts have not resulted in the acquisition of any fixed assets.

Response: In response to the Staff’s comment, the capital advances are paid towards the development of audio OTT platform, IPTV platform and IPTV box. We have reported the launch of audio OTT platform and on-going development activities of entertainment OTT platform, in our subsequent events (refer to page F-59). In the interim financials, the amount to the extent of $2 million would result in intangible assets, ready to be installed in the technology-compatible streaming device.

Note 16- Equity, page F-41

11.	Please revise the number of shares of common stock that are shown as a pre-split amount to the post-split amount in order to avoid confusion and to comply with paragraph 28 of IAS 33.

Response: In response to the Staff’s comment, the number of shares of common stock on pages F-41-42 have been revised to show post-split share numbers.

Re: Lytus Technologies Holdings PTV. Ltd.
November 27, 2024

Note 16 - Equity, page F-42

12.	We note your response to prior comment 23 that you have issued 40,000,000 shares for the purpose of employee incentive plan and made an adjustment to retained earnings rather than a direct charge to profit or loss. However, under IFRS 2 paragraphs 8 to 9, when the goods or services received or acquired in a share-based payment transaction do not qualify for recognition as assets, they shall be recognized as expenses. As such, the fair value of the shares issued should be charged to employee compensation expense in profit or loss. Please revise, or provide us an accounting analysis with specific reference to IFRS 2 to support your current account that the equity impact is recognized in retained earnings rather than as a direct charge to profit or loss. Tell us whether any of the shares of common stock have been allocated to your employees.

Response: In response to the Staff’s comment, the 666,667 shares (post reverse stock split) consisted of restricted shares issued to Lytus Trust. Please note that the Company established Lytus Trust solely for the purpose of facilitating a subsequent allocation of such shares by management to employees of the Company. To date, none of such shares have been allocated and thus, because there has been no transfer of equity instruments to employees, the Company respectfully submits that there is no current obligation to recognize an expense under IFRS 2: Share-based Payment at this stage. The Company believes the treatment of such issuance is in compliance with the IFRS 2.8-9 as there were no goods or services received in consideration for the issuance of such shares and the issuance was not compensatory to the trust.

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:	Lytus Technologies Holdings PTV. Ltd.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley |

Washington, D.C.